ITEM 77M: Mergers

Van Kampen California Value Municipal Income Trust ("Acquiring Fund")

		On November 22, 2005, at a Special Meeting of Shareholders of Van Kampen California Municipal Trust (the "Target Fund"), shareholders of the
Target Fund approved an Agreement and Plan of Reorganization (the
"Reorganization Agreement") between the Acquiring Fund and the Target Fund, pursuant to which substantially all of the assets of the Target Fund would be combined with those of the Acquiring Fund and shareholders of the Target Fund would receive shares of the Acquiring Fund with a value equal to the value of their holdings in Target Fund (the "Reorganization"). The Reorganization Agreement was unanimously approved by the Board of Trustees on February 3, 2005.

		On December 2, 2005, the Reorganization between the Target Fund and the Acquiring Fund was completed according to the terms set forth in each Reorganization Agreement.